July 25, 2024

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

We have read the statements under Item 4.01 of the Current Report on Form 8-K of Generation Income Properties, Inc. to be filed with the Securities and Exchange Commission on or about July 25, 2024. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

/s/ Malone Bailey

MaloneBailey, LLP

www.malonebailey.com

Houston, Texas